UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*



                              Center Bancorp, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    151408101
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                                 (CUSIP Number)

                                 April 23, 2003
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]  Rule 13d-1(b)
         [ ]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 151408101
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(1)  Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only):

                 The Trust Company of New Jersey    22-1337980
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)                  (b)
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(3)  SEC Use Only

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(4)  Citizenship or Place of Organization:  New Jersey

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Number of Shares Beneficially Owned by
  Each Reporting Person With            (5)  Sole Voting Power:             0*
                                             -----------------------------------
                                        (6)  Shared Voting Power:           0
                                             -----------------------------------
                                        (7)  Sole Dispositive Power:        0*
                                             -----------------------------------
                                        (8)  Shared Dispositive Power:      0
                                             -----------------------------------
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(9)   Aggregate Amount Beneficially Owned by Each Reporting Person:   0*

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(10)  Check if  the  Aggregate Amount in  Row (9) Excludes Certain  Shares  (See
      Instructions)
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(11)  Percent of Class Represented by Amount in Row (9):     0%*

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(12)  Type of Reporting Person (See Instructions):  BK

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*    As of April 23, 2003.

Item 1(a).  Name of Issuer:  Center Bancorp, Inc.

Item 1(b).  Address of Issuer's Principal  Executive Offices:
            2455 Morris Avenue, Union, New Jersey  07083


Item 2(a).  Name of Person Filing:  The Trust Company of New Jersey

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            35 Journal Square, Jersey City, New Jersey  07306

Item 2(c).  Citizenship:  New Jersey

Item 2(d).  Title of Class of Securities: Common Stock, no par value

Item 2(e).  CUSIP No.:  151408101


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            (b)   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).


Item 4.  Ownership

         (a)  Amount Beneficially Owned (as of April 23, 2003):              0

         (b)  Percent of Class (as of April 23, 2003):                       0%

         (c)  Number of Shares as to which such person has:

              (i) sole power to vote or to direct the vote                   0

             (ii) shared power to vote or to direct the vote                 0

            (iii) sole power to dispose or to direct the disposition of      0

             (iv) shared power to dispose or to direct the disposition of    0


Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.


Item 9.  Notice of Dissolution of Group.

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           August 22, 2003

                                           THE TRUST COMPANY OF NEW JERSEY


                                           By: /s/ Gregory Dubnansky
                                              ----------------------------------
                                              Name:  Gregory Dubnansky
                                              Title: Senior Vice President


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)